June 10, 2016

VIA EDGAR

Larry Spirgel

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation
Registration Statement on Form S-4
Filed May 13, 2016
File No. 333-211358

Dear Mr. Spirgel:

On behalf of Mitel Networks Corporation (the “Company”), we acknowledge receipt of the comment letter, dated June 7, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (the “Registration Statement”). We submit this letter on behalf of the Company in response to the Comment Letter. For ease of reference, we have reproduced the Staff’s comments in bold type below followed by the Company’s response.

The Company today filed with the Commission, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Printed copies of the Registration Statement will be provided supplementally upon request.

Risk Factors, page 45

Mitel could be treated as a U.S. corporation for U.S. federal income tax purposes following the merger, which would subject Mitel and its U.S. affiliates to certain…, p. 45

1.	Please tell us whether management has received or plans to obtain a tax opinion prior to closing of the merger supporting the tax conclusions relating to Section 7874 of the Tax Code.

Response: Management has not received and does not plan on receiving an opinion supporting the tax conclusions relating to Section 7874 of the Tax Code.

Background of the Merger, page 49

2.	Identify the reasons why the Polycom Board had reservations about the benefits of the merger on August 12, 2015.

Response: The disclosure has been revised in response to this comment. Please see page 51 of the proxy statement/prospectus included in Amendment No. 1.

3.	We note that on May 23, 2016, Polycom filed a Form 8-K disclosing that it had received a revised, non-binding “Company Superior Proposal” to purchase Polycom from “Sponsor 1.” Please update your disclosure to reflect the revised proposal, particularly why this proposal qualified as a “Company Superior Proposal” now as opposed to the proposal rejected on April 26, 2016. The revised disclosure should indicate Polycom’s board’s consideration of the proposal as required under the Merger Agreement (as outlined on page 136), and if the Polycom board declined Sponsor 1’s revised offer, why the board rejected Sponsor 1’s proposal.

Response: The disclosure has been revised in response to this comment. Please see pages 69 to 73 of the proxy statement/prospectus included in Amendment No. 1.

Material Canadian Federal Income Tax Consequences, page 119

4.	Clarify whether any Non-Canadian Holder will be subject to Canadian income tax upon the exchange of his or her Polycom shares for Mitel shares. If the conclusion is that the exchange will generally not be taxable, please advise whether you will be filing an opinion of counsel as an exhibit to your registration statement under Item 601(b)(8) of Regulation S-K. If you believe that opinion of counsel is not required, please provide an analysis supporting such conclusion. Please consider Note 40 of Staff Legal Bulletin 19 and Item 601(b)(8) of Regulation S-K.

Response: The disclosure has been revised in response to this comment. Please see page 125 of the proxy statement/prospectus included in Amendment No. 1.

As discussed with the Staff by telephone, Mitel respectfully submits that an opinion of counsel with respect to the material Canadian federal income tax consequences disclosed in Amendment No. 1 is not required by Item 601(b)(8) of Regulation S-K as the Canadian federal income tax consequences disclosed in Amendment No. 1 are not material to non-Canadian holders of shares of Polycom common stock. Specifically, Mitel respectfully submits that a reasonable investor would not consider the information to be important in deciding how to vote its shares of Polycom common stock because Canadian federal income tax consequences do not impact non-Canadian holders of shares of Polycom common stock in connection with the merger. Further, as stated at page 37 of the proxy statement/prospectus included in Amendment No. 1, Mitel has no intention of paying dividends. Consequently, Canadian federal income tax consequences do not have an impact on non-Canadian holders of shares of Polycom common stock who become holders of Mitel common shares as a result of the merger. For these reasons, Mitel respectfully submits that Canadian federal income tax consequences are not material to non-Canadian holders of shares of Polycom common stock and no opinion of counsel is required by Item 601(b)(8) of Regulation S-K.

The Company acknowledges the matters set forth in the closing paragraphs of the Comment Letter, including with respect to any request to accelerate the effective date of the Registration Statement.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please contact me at 212-373-3224 or my colleague Stephen Centa at 416-504-0527.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Courtney Lindsay

Securities and Exchange Commission

Greg Hiscock

Mitel Networks Corporation

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.

Stephen C. Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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